

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 14, 2017

<u>Via E-mail</u>
Christopher Weber
Chief Financial Officer
Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032

    Re: Halliburton Company
        Form 10-K for Fiscal Year Ended December 31, 2016
        Filed February 7, 2017
        File No. 1-03492

Dear Mr. Weber:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Ethan Horowitz

        Ethan Horowitz
        Branch Chief
        Office of Natural Resources